UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                ----------------

                        WESTIN HOTELS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                              KALMIA INVESTORS, LLC
                                (Name of Offeror)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   960 377 109
                      (Cusip Number of Class Of Securities)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Offeror)

                                 With a copy to:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                ----------------

                            CALCULATION OF FILING FEE
================================================================================

                     TRANSACTION VALUATION:* $43,954,350.00
                     AMOUNT OF FILING FEE:        $3,555.91

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 79,917 UNITS AT A PURCHASE PRICE OF $550 PER UNIT OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS $80.90 PER ONE MILLION DOLLARS OF THE VALUE OF SUCH UNITS.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filling.

              Amount Previously Paid:        $3,555.91
              Form or Registration No.:      5-54933
              Filing Party:                  Kalmia Investors, LLC
              Date Filed:                    July 24, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  Third-party tender offer subject to Rule 14d-1

|_|  Issuer tender offer subject to Rule 13e-4

|_|  Going-private transaction subject to Rule 13e-3

|_|  Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (which together with this Amendment No. 1 constitutes the "Tender Offer Statement") filed with the Securities and Exchange Commission on July 24, 2003, and relates to the offer by Kalmia Investors, LLC, a Delaware limited liability company ("Kalmia" or the "Purchaser"), to purchase up to 79,917 units of limited partnership interest ("Units") of Westin Hotels Limited Partnership, a Delaware Limited Partnership (the "Partnership"), at $550 per Unit, without interest thereon, less the amount of any distributions declared or paid on or after July 7, 2003 in respect of that Unit.

This Amendment No. 1 is filed to reflect the Purchaser's waiver of the condition of the Offer that at least 58,200 Units be tendered and to extend the Expiration Date to August 29, 2003 (See Exhibits (a)(1)-5 and (a)(1)-6 included herein).

The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference, in answers to Items 1 through 11 of this Tender Offer Statement.

ITEM 12.            EXHIBITS.

     (a)(1)-1       Offer to Purchase, dated July 24, 2003*
     (a)(1)-2       Agreement of Sale.*
     (a)(1)-3       Cover  Letter,  dated  July  24,  2003,  from  Purchaser  to
                    Unitholders*
     (a)(1)-4       Summary Publication of Notice of Offer, dated July 24, 2003*
     (a)(1)-5       Press Release of the Purchaser, dated July 29, 2003
     (a)(1)-6       Letter,   dated  July  29,  2003,   from  the  Purchaser  to
                    Unitholders
     (b)            Not applicable.
     (d)            Not applicable.
     (g)            Not applicable.
     (h)            Not applicable.

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*    Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      KALMIA INVESTORS, LLC

                                        By: Smithtown Bay, LLC
                                            Its Manager

                                        By: Global Capital Management, Inc.
                                            Its Manager


                                        By: /s/ Michael J. Frey
                                            -------------------
                                            Name: Michael J. Frey
                                            Title: Chief Executive Officer

                                        Dated: July 30, 2003

                                  EXHIBIT INDEX

Exhibit
Number              Description                                             Page
--------            -----------                                             ----

(a)(1)-1            Offer to Purchase, dated July 24, 2003*
(a)(1)-2            Agreement of Sale*
(a)(1)-3 Cover Letter, dated July 24, 2003, from Purchaser to Limited Partners*
(a)(1)-4            Summary Publication of Notice of Offer
                    dated July 24, 2003*
(a)(1)-5            Press Release of the Purchaser, dated July 29, 2003.
(a)(1)-6            Letter, dated July 29, 2003, from the Purchaser to
                    Unitholders
(b)                 Not applicable.
(d)                 Not applicable.
(g)                 Not applicable.
(h)                 Not applicable.

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*    Previously filed.